Mail Stop 4561

April 3, 2008

Nathaniel J. Lipman
President and Chief Executive Officer
Affinion Group, Inc.
100 Connecticut Avenue
Norwalk, CT 06850

> **Re: Affinion Group, Inc.**
> **Form 10-K For the Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 333-133895**

Dear Mr. Lipman:

　　We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Commitments

Affinion Group Holdings, Inc.'s Dependence on Us to Service its Obligations, page 55

1.   Tell us what consideration you have given to expanding your narrative disclosure within this section to include the expected timing and amounts of payment

obligations to be met with your distributions so that readers may better understand how this reliance may impact your future liquidity. Provide an analysis of whether an indirect guarantee exists as defined in paragraph 12 of FIN 45. In addition, tell us your consideration of including the dividend amount within the various ratios you present within the filing such as the ratio of earnings to fixed charges and interest coverage.

Consolidated and Combined Statements of Operations, page F-4

2.   We note your presentation of marketing and commissions expense on the face of the Consolidated and Combined Statements of Operations. Tell us whether this amount represents cost of revenues, as contemplated in Rule 5-03(b) of Regulation S-X, and if not, how you determined that your presentation meets the requirements of the Rule.

Note 22 – Selected Quarterly Financial Data (Unaudited), page F-43

3.   Tell us how you determined that your presentation within this section meets the requirements of Item 302(A)(1) of Regulation S-K. That is, we note the exclusion of gross profit.

4.   Tell us why you believe that your presentation of Segment EBITDA within this table is appropriate while it contains a non-GAAP measure and does not appear to comply with Item 302(A)(1) of Regulation S-K.

Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act

5.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief